UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 13 November, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 23 October 2025: Business performance metrics for the three months ended 30 September 2025

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

BUSINESS PERFORMANCE METRICS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2025

Sasol has published its business performance metrics for the three months ended 30 September 2025 on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-results.

We continue to make solid progress on the delivery of our Capital Market's Day (CMD) plans to strengthen our foundation business and position Sasol to remain resilient amid ongoing macro volatility, global tariffs and geopolitical tensions.

Safety

Safety remains our foremost value, and we are firmly committed to improving our safety performance to ensure everyone returns home safely. Mining recorded its first fatality-free financial year in 2025, a milestone that demonstrates meaningful progress. However we regrettably experienced a fatality at the Thubelisha Colliery in September 2025, and the investigation is underway to determine the cause and ensure learnings are implemented to prevent a recurrence of this tragic incident.

Business performance

In the Southern Africa business, the ramp-up of the destoning plant is progressing to plan, resulting in average sinks for Q1 FY26 reducing below 14%, which has enabled the phased start-up of the previously closed low coal quality sections and increased coal production for the quarter. The successful destoning commissioning activities led to improved coal quality which, together with improved equipment availability at Secunda Operations (SO), resulted in higher SO production for the quarter.

In addition, both Natref and Sasolburg delivered improved operational performance. Overall sales volumes for Fuels were higher while volumes in the higher-margin mobility channel continued to grow in line with our sales mix optimisation strategy. Chemicals Africa sales volumes were in line with prior year and quarter but revenue was lower due to lower sales prices associated with persistent market softness.

In the International Chemicals business, revenue increased in Q1 FY26 compared to the previous quarter. This improvement was driven by our self-help margin optimisation initiatives and supported by higher sales volumes in the US and stronger pricing in Eurasia, underpinned by stronger Palm Kernel Oil (PKO) prices. This was partly offset by lower average sales prices in the US due to weaker Base Chemicals pricing and product mix. Revenue and adjusted EBITDA were significantly higher compared to Q1 FY25, reflecting improved unit margins and the continued execution of our commercial and operational excellence initiatives.

Business updates

Strengthen the foundation business:

- As mentioned previously, Sasol was informed in July that State Oil Limited, the UK parent company of Prax South Africa (Pty) Limited (Prax SA), which owns a minority stake in the Natref refinery, was placed under administration. On 22 October 2025, Sasol received a notice confirming that Prax SA has filed for business rescue and business rescue practitioners have been appointed. Sasol has undertaken measures to ensure the Natref refinery operations continue, and supply of products remains uninterrupted. Sasol will liaise with the business rescue practitioners and other stakeholders with the aim to maintain Natref operational continuity.

- The previously communicated mothballing/closure of certain plants is progressing to plan. Clean-up activities have been completed for the Alkylphenol plant in Marl (Germany) and the Guerbet plant in Lake Charles (US) while production at the Phenolics plants in Texas (US) and the HF LAB plant in Augusta (Italy) has been stopped in Q1 FY26.

Grow and Transform:

- In Q1 FY26, the second of three new low-carbon boilers at Natref was successfully commissioned, further improving steam reliability and supporting our decarbonisation objectives. The third boiler is expected to be online in Q2 FY26.

Outlook

Performance across all our business segments remains within market guidance, and we are making good progress towards delivering on our FY26 financial targets.

Specifically, the Southern Africa value chain breakeven oil price for Q1 FY26 is in line with our market guidance of US$55 - 60/bbl, supported by higher production volumes, disciplined cost and capital management. International Chemicals is on track to meet the adjusted EBITDA target of US$450 - 550 million.

Despite good progress in delivering against our operating targets, we continue to face macro-economic headwinds, including recent tariff changes, which are impacting financial performance. As global markets adjust to tariff changes, we are actively assessing potential impacts on our operations, supply chain and pricing strategies, and are engaging with industry partners and policymakers to mitigate impacts.

We remain focused on what is within our control and delivering on our CMD plans.

23 October 2025
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer- Forward-Looking Statements

Sasol may, in this document, make certain statements that are not historical facts that relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 29 August 2025 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Forward looking statements, financial information and targets included in this statement have not been reviewed or reported on by Sasol's auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 November 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary